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                                                                                                                          October 25, 2011

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mark P. Shuman, Branch Chief - Legal
Stephen Krikorian, Accounting Branch Chief
Ryan Houseal, Attorney-Advisor
Laura Veator, Staff Accountant

Re:	AnythingIT Inc. (the “Company”)
Registration Statement on Form S-1
Amendment No. 3 filed October 5, 2011
File No. 333-174109

Ladies and Gentlemen:

In response to the oral comments received today from the staff on the above-referenced filing, following are the Company’s responses to such comments.  Contemporaneously we are filing Amendment No. 4 to the above-captioned registration, which such amendment contains the revisions set forth below:

1.           Amendment No. 3 to the above-captioned filing discloses in Business - Our Customers and in Note 2 - Significant Customers to the financial statements that in fiscal 2011 three of the Company’s customers represented in the aggregate 42% of its revenues.  The staff has inquired as to what consideration the Company has given to disclosing the percentage of revenues attributable to each of these customers individually in addition to the aggregate amount.  The staff has also inquired as to whether or not the Company’s operations are substantially dependent upon one or more of these principal customers.

In the interests of providing more informative disclosure in the registration statement, Amendment No. 4 has been revised to provide expanded disclosure on the percentage of sales in fiscal 2011 attributable to each of these three customers (17%, 14% and 11%, respectively).  Please see pages 15 and F-8 of Amendment No. 4.  Supplementally please be advised that the Company does not believe that its operations are substantially dependent on any of these principal customers.

2.           The staff has also inquired if any of the Company’s contracts with its customers are multi-year contracts and, if so, what consideration the Company gave to describing the terms of those multi-year contracts.  In addition, to the extent any multi-year contract is with a principal customer, the staff has requested the Company’s analysis as to its dependence on such multi-year contract and its consideration to the need to file the multi-year contract as an exhibit to the registration statement.

Please be advised that the Company is not a party to any multi-year contracts with its customers.

3.           Lastly, the staff has requested the Company file an updated legal opinion as Exhibit 5.1 to Amendment No. 4.  Such currently dated opinion is included as Exhibit 5.1 to Amendment No. 4.

We trust the foregoing is fully responsive to the staff’s oral comments.  We will contact Mr. Houseal later in the week regarding the filing of an acceleration request with the SEC for the registration statement.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Dave Bernstein
Sherb & Co. LLP